UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number:  333-182072

Patagonia Gold Corp.
(Translation of registrant's name into English)

Av. Libertador 498 Piso 26
Buenos Aires, Argentina
C1001ABR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATAGONIA GOLD CORP.

Date: October 15, 2020	/s/ Christopher van Tienhoven
Name: Christopher van Tiehoven Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management’s Discussion and Analysis for the Three and Six Month Periods Ended June 30, 2020 and June 30, 2019
99.2	Condensed Consolidated Interim Financial Statements of the Company for the Three and Six Month Periods Ended June 30, 2020 and June 30, 2019
99.3	CEO Certification
99.4	CFO Certification
99.5	Press Release dated October 15, 2020